UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 30, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

DOREL INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2007 and 2006

AUDITORS' REPORT TO THE SHAREHOLDERS OF

DOREL INDUSTRIES INC.

We have audited the consolidated balance sheets of Dorel Industries Inc. ("the Company") as at December 30, 2007 and 2006 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 30, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Canada

February 29, 2008

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars)

	As at December 30, 2007	As at December 30, 2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 24)	$ 22,513	$ 25,925
Accounts receivable (Note 5)	286,924	294,731
Income taxes receivable	6,519	8,264
Inventories (Note 6)	322,332	326,540
Prepaid expenses	10,538	9,652
Future income taxes (Note 22)	35,228	29,046
	684,054	694,158

PROPERTY, PLANT AND EQUIPMENT (Note 7)	140,362	142,002
INTANGIBLE ASSETS (Note 8)	276,383	261,966
GOODWILL (Note 25)	525,235	501,356
OTHER ASSETS (Notes 2 and 9)	31,870	27,924
	$ 1,657,904	$ 1,627,406

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars)

	As at December 30, 2007	As at December 30, 2006

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (Note 10)	$ 5,836	$ 3,733
Accounts payable and accrued liabilities (Note 11)	325,938	326,915
Income taxes payable	25,532	10,742
Balance of sale payable	–	605
Future income taxes (Note 22)	136	–
Current portion of long-term debt (Notes 2 and 12)	62,906	7,832
	420,348	349,827

LONG-TERM DEBT (Notes 2 and 12)	192,385	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS (Note 15)	20,942	20,370
FUTURE INCOME TAXES (Note 22)	79,635	74,833
OTHER LONG-TERM LIABILITIES (Note 13)	6,848	7,719

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 16)	177,271	162,555
CONTRIBUTED SURPLUS	11,623	6,061
RETAINED EARNINGS	641,981	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME	106,871	63,886
	748,852	630,906
	937,746	799,522
	$ 1,657,904	$ 1,627,406

COMMITMENTS AND GUARANTEES (Note 18)

CONTINGENCIES (Note 19)

ON BEHALF OF THE BOARD

_________________________________ DIRECTOR

___________________________________ DIRECTOR

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

	2007	2006

Sales	$ 1,792,611	$ 1,748,032
Licensing and commission income	21,061	23,136
TOTAL REVENUE	1,813,672	1,771,168

EXPENSES
Cost of sales (Note 3)	1,375,418	1,363,421
Selling, general and administrative expenses	244,798	228,765
Depreciation and amortization	39,844	36,969
Research and development costs (Note 9)	9,009	8,169
Restructuring costs (Note 3)	14,509	3,671
Interest on long-term debt	23,782	29,594
Other interest	(316)	305
	1,707,044	1,670,894

Income before income taxes	106,628	100,274

Income taxes (Note 22)
Current	26,418	7,878
Future	(7,282)	3,531
	19,136	11,409

NET INCOME	$ 87,492	$ 88,865

EARNINGS PER SHARE (Note 23)
Basic	$ 2.63	$ 2.70
Diluted	$ 2.63	$ 2.70

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars)

	2007	2006
NET INCOME	$87,492	$88,865
OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains on translation of net investments in self-sustaining foreign operations, net of tax of nil	42,985	37,726
Portion included in income as a result of reductions in net investments in self-sustaining foreign operations	–	(1,985)
	42,985	35,741

COMPREHENSIVE INCOME	$130,477	$124,606

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars)

	2007	2006

CAPITAL STOCK (Note 16)
Balance, beginning of year	$ 162,555	$ 162,503
Issued under stock option plan	14,716	52
Balance, end of year	177,271	162,555

CONTRIBUTED SURPLUS
Balance, beginning of year	6,061	3,639
Stock-based compensation (Note 17)	5,562	2,422
Balance, end of year	11,623	6,061

RETAINED EARNINGS
Balance, beginning of year	567,020	478,155
Net income	87,492	88,865
Dividends on common shares	(12,524)	–
Dividends on deferred share units	(7)	–
Balance, end of year	641,981	567,020

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year (1)	63,886	28,145
Other comprehensive income	42,985	35,741
Balance, end of year	106,871	63,886

TOTAL SHAREHOLDERS’ EQUITY	$ 937,746	$ 799,522

(1)

The opening balances for all periods presented represent net foreign currency translation adjustments. These balances have been reclassified in accumulated other comprehensive income in accordance with the new financial instruments accounting standards. Refer to Note 2.

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars)

	2007	2006
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 87,492	$ 88,865
Items not involving cash:
Depreciation and amortization	39,844	36,969
Amortization of deferred financing costs	217	512
Future income taxes	(7,282)	3,531
Stock-based compensation (Note 17)	5,562	2,422
Pension and post-retirement defined benefit plans (Note 15)	1,346	1,368
Restructuring activities (Note 3)	15,436	3,840
Exchange gain from reduction of net investments in foreign operations	–	(1,985)
Loss on disposal of property, plant and equipment	243	601
	142,858	136,123
Net changes in non-cash balances related to operations (Note 24)	24,482	(29,402)
CASH PROVIDED BY OPERATING ACTIVITIES	167,340	106,721

FINANCING ACTIVITIES
Bank indebtedness	1,577	(1,136)
Long-term debt	(136,036)	(64,787)
Dividends on common shares	(12,524)	–
Issuance of capital stock (Note 16)	14,698	42
CASH USED IN FINANCING ACTIVITIES	(132,285)	(65,881)

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Notes 4 and 24)	(2,786)	(4,946)
Additions to property, plant and equipment – net	(22,269)	(14,334)
Deferred development costs	(14,470)	(10,628)
Funds held by ceding insurer	–	3,647
Intangible assets	(1,871)	(2,034)
CASH USED IN INVESTING ACTIVITIES	(41,396)	(28,295)

Effect of exchange rate changes on cash and cash equivalents	2,929	1,035
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,412)	13,580
Cash and cash equivalents, beginning of year	25,925	12,345
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 24)	$ 22,513	$ 25,925

See accompanying notes.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 1 – NATURE OF OPERATIONS

Dorel Industries Inc. (the “Company”) is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its juvenile, recreational/leisure and home furnishings segments.  The principal markets for the Company’s products are the United States, Canada and Europe.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency.  The U.S. dollar is the functional currency of the Canadian parent company.

Reclassifications

Effective January 2007, the Company’s electric ride-on toy business, previously included in the Juvenile segment, has been transferred to the Recreational / Leisure segment. To allow for better year-over-year comparability, prior year comparative segmented revenue of $12,299 for the year and elements of earnings from operations totaling $1,553 for the year have been reclassified. Segmented figures are presented in Note 25 to these financial statements.

Change in Accounting Policies

Effective as of the beginning of our 2007 fiscal year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with GAAP.

Under Financial Instruments standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially and subsequently measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are subsequently measured at amortized cost. Subsequent recognition of changes in fair value of financial instruments remeasured each reporting date at fair value depend on their initial classification. Held for trading financial investments are measured at fair value with all gains and losses included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with gains and losses included in other comprehensive income until the asset is removed from the balance sheet or until impaired.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Change in Accounting Policies (Cont’d)

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts must also be separated from the main contract and measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held for trading. Accounts receivable are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and balance of sale payable are classified as other liabilities, all of which are measured at amortized cost. As at December 30, 2006 and December 30, 2007, all outstanding foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings as the Company elected not to follow hedge accounting for these derivatives.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Except for those incurred on the revolving credit facility, transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $179 as at December 30, 2007 ($331 – December 31, 2006), previously recorded in other assets, have been reclassified against long-term debt. The adoption of these new standards also resulted in the reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheet.  The adoption of these standards had no impact on the consolidated statement of income.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant estimates and assumptions are used to evaluate the carrying values of long-lived assets, assets held for sale and goodwill, valuation allowances for accounts receivable and inventories, restructuring reserves, liabilities for potential litigation claims and settlements including product liability, assets and obligations related to employee pension and post-retirement benefits, the recovery, establishment of worldwide provision for income taxes including future income tax liabilities and the determination of the realizable value of future income tax assets, and the allocation of the purchase price of acquired assets and businesses.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.  Actual results could differ from those estimates.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Revenue Recognition

Sales and licensing and commission income are recognized upon shipment of product and transfer of ownership to the customer. The Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives.  Provisions for customer incentives and provisions for sales and return allowances are made at the time of product shipment.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments with original maturities of three months or less. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values.

Inventories

Inventories of raw material are valued at the lower of cost and replacement cost. Inventories of work in process and finished goods are valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Capital leases where the risks and rewards of ownership are transferred to the Company are included in property, plant and equipment.

Property, plant and equipment are depreciated as follows:

	Method	Rate

Buildings and improvements	Straight-line	40 years
Machinery and equipment	Declining balance	15%
Moulds	Straight-line	3 to 5 years
Furniture and fixtures	Declining balance	20%
Vehicles	Declining balance	30%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight-line	Over the lesser of the useful life and the term of the lease

The capitalized value of depreciable assets under capital leases is amortized over the period of expected use, on a basis that is consistent with the above depreciation method and rates, if the lease contains terms that allow ownership to pass to the Company or contains a bargain purchase option. Otherwise, the asset is amortized over the lease term. Amortization of assets under construction begins when they are ready for their intended use.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Intangible Assets

Intangible assets are recorded at cost:

Trademarks

Trademarks acquired as part of business acquisitions and registered trademarks are considered to have an indefinite life and are therefore not subject to amortization.  They are tested annually for impairment or more frequently when events or changes in circumstances indicate that the trademarks might be impaired. The impairment test compares the carrying amount of the trademarks with its fair value.

Customer Relationships

Customer relationships acquired as part of business acquisitions are amortized on a straight-line basis over a period of 20 to 25 years.

Patents

Patents are amortized on a straight-line basis over their expected useful lives ranging from 4 years to 18 years.

Software Licence

Software licence is amortized on a straight-line basis over its expected useful live of 10 years.

Goodwill

Goodwill represents the excess of the purchase price, including acquisition costs, over the fair values assigned to identifiable net assets acquired. Goodwill, which is not amortized, is tested for impairment annually or more frequently when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The fair value of a reporting unit is first compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. When the carrying amount of a reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is then compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit. The fair value of a reporting unit is calculated based on discounted future net cash flows or valuations based on a market approach. When the carrying amount of a reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment or Disposal of Long-Lived Assets

The Company reviews its long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future net cash flows resulting from the use of the assets and its eventual disposition. An impairment loss is recognized when the carrying amount of the assets exceeds the fair value. Such evaluations for impairment are significantly affected by estimates of future prices for the Company’s product, economic trends in the market and other factors. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets held for sale are reflected at the lower of their carrying amount or fair values less cost to sell and are not depreciated while classified as held for sale. Assets held for sale are included in other assets on the balance sheet.

Deferred Charges

Deferred charges are recorded at cost less accumulated amortization. They are included in other assets on the balance sheet.

Research and Development Costs:

The Company incurs costs on activities which relate to research and development of new products.  Research costs are expensed as they are incurred.  Development costs are also expensed as incurred unless they meet specific criteria related to technical, market and financial feasibility.  Deferred development costs are amortized on a straight-line basis over a period of two years.

Costs relating to revolving credit facility:

The Company incurred certain costs related to the revolving credit facility.  These amounts are amortized as interest expense on a straight-line basis over the term or life of the related debt.

Foreign Currency

The assets and liabilities of self-sustaining foreign operations, whose functional currency is other than the U.S. dollar (located principally in Europe), are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the period. Differences arising from the exchange rate changes are included in the accumulated other comprehensive income (AOCI) component of shareholders’ equity. If there is a reduction in the Company’s permanent investment in a self-sustaining foreign operation, the relevant portion of AOCI is recognized in Selling, general and administrative expenses. All other operations, including the Canadian parent company, have the U.S. dollar as the functional currency. For these operations, monetary items denominated in currencies other than the U.S. dollar are translated at the exchange rates prevailing at the balance sheet date and translation gains and losses are included in income. Non-monetary items are translated at historical rates. Income and expenses are translated at the average exchange rates for the period. Foreign exchange gains and losses are reflected in net income.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposures. These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. To meet its objective, the Company uses foreign exchange contracts, including futures, forwards and options.

The Company does not apply hedge accounting to foreign exchange contracts. Foreign exchange contracts are marked to market. Unrealized and realized gains and losses associated with derivative instruments are recorded in cost of sales.

Pension Plans and Post-Retirement Benefits

Pension Plans:

The Company maintains defined benefit plans and defined contribution plans for their employees.  Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accumulated benefit method for plans where future salary levels do not affect the amount of employee future benefits and the projected benefit method for plans where future salaries or cost escalation affect the amount of employee future benefits.  The plans provide benefits based on a defined benefit amount and length of service. Management’s assumptions consist mainly of best estimate of future salary levels, retirement age of employees, mortality and other actuarial factors.

Plan assets are measured using the fair value method.  Actuarial gains or losses arise from the differences between the actual and expected long-term rate of return on plan assets for a period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service period. The average remaining service period of active employees covered by all pension plans is 10 years. Prior service costs arising from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Pension expense consists of the following:

•

the cost of pension benefits provided in exchange for employees' services rendered in the period;

•

interest on the actuarial present value of accrued pension benefits less earnings on pension fund assets;

•

amounts which represent the amortization of the unrecognized net pension assets that arose when accounting policies were first applied and prior service costs and amendments, and subsequent gains or losses arising from changes in actuarial assumptions, and experience gains or losses related to return on assets, amortized on a straight-line basis over the expected average remaining service life of the employee group.

•

Gains or losses on settlements or curtailments

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Post-Retirement Benefits Other Than Pensions:

Post-retirement benefits other than pensions include health care and life insurance benefits for retired employees.  The costs of providing these benefits are accrued over the working lives of employees in a manner similar to pension costs.  Actuarial gains or losses are treated in a similar manner to those relating to pension plans. The average remaining service period of employees covered by the post-retirement benefit plan is 9 years.

Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets, the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions.  Annually, the Company evaluates the significant assumptions to be used to value its pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values using the substantively enacted income tax rate, which will be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of future income tax assets to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

Stock-Based Compensation

The Company recognizes as an expense, all stock options granted, modified or settled to its employees and deferred shares units (DSU’s) granted to its directors using the fair value based method.

Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The fair value of these options is measured using a Black-Scholes option pricing model. When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to contributed surplus. DSU’s are accounted for in compensation expense at the grant date.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Guarantees

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign currency exchange rate, index of prices or rates, or other variable, including the occurrence or non-occurrence of a specified event (such as a scheduled payment under a contract), that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due. With the implementation of Section 3855 on financial instruments, the stand-by portion of the guarantees are initially measured at fair value.  The contingent portion of the guarantee is recorded when the Company considers it probable that a payment relating to the guarantee has to be made to the other party of the contract or agreement

Future Accounting Changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

In December 2006, the CICA issued three new accounting standards: Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosure”, and Section 3863, “Financial Instruments – Presentation”. These Sections are effective for fiscal years beginning on or after October 1, 2007. The Company will apply these new standards in the first quarter of 2008. These new standards relate to disclosure only and will not impact the financial results of the Company.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with external capital requirements to which it is subject, and, if it has not complied, the consequences of such non-compliance.

Section 3862 requires entities to provide disclosures that enable users to evaluate: (1) the significance of financial instruments for the Company’s financial position and performance and (2) the nature and extent of risk arising from financial instruments to which the Company is exposed and how it manages those risks. Section 3863 carries forward the presentation requirement of the existing Section 3861, “Financial Instruments – Disclosure and Presentation”.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Future Accounting Changes (Cont’d)

Inventories

In June 2007, the CICA issued Section 3031 “Inventories” which replaces Section 3030 “Inventories” and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of the cost, including allocation of overheads and other costs to inventories; prohibits the use of the last-in, first-out (LIFO) method; requires the reversal of previous write-down when there is a subsequent increase in the value of inventories; and expands the disclosure requirements regarding inventories and cost of sales to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Company will apply these new standards in the first quarter of 2009. The Company has not yet determined what the impact of adopting this standard will have on its consolidated financial statements.

International Financial Reporting Standards

In 2005, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS. The changeover date from current Canadian GAAP to IFRS has been established as January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 3 – RESTRUCTURING ACTIVITIES

In 2007, the Company recorded total expenses of $19,184 (2006 – $4,740) with respect to restructuring activities, of which $4,675 (2006 – $1,069) were recorded as cost of sales and $14,509 (2006 – $3,671) were recorded as restructuring costs.

Juvenile Segment

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities affecting the Juvenile Segment. Significant operational changes related to the production facilities in Telgate, Italy and Cholet, France are being implemented. The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing. These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges of approximately $14,700. To date, the Company has recorded a cumulative charge of $12,243 under the plan, including $3,335 of non-cash charges related to the write-down of long-lived assets and inventory markdowns, $9,758 of employee severance and termination benefits and $122 of other associated costs, net of curtailment gains on defined benefit pension plans of $222, curtailment gains on compensation liabilities of $318 and gains on sale of machinery and equipment of $432. Of this $12,243 cumulative charge, $4,000 was recorded in the fourth quarter of 2006 and $8,243 has been recorded in the current fiscal year.  Additional costs expected to be incurred under this plan are approximately $1,900 of severance and $600 of other associated costs.

The costs recognized for these restructuring activities consist of the following:

	2007	2006

Employee severance and termination benefits	$ 6,887	$ 2,871
Buildings, machinery and equipment write-downs	1,052	1,286
Net curtailment losses (gains) on defined benefit pension plans (Note 15)	264	(486)
Curtailment gain on compensation liabilities	(318)	–
Gains on sale of machinery & equipment	(432)	–
Other associated costs	122	–
Recorded as Restructuring costs	$ 7,575	$ 3,671
Inventory markdowns (in Cost of sales)	668	329
Total	$ 8,243	$ 4,000

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 3 – RESTRUCTURING ACTIVITIES (Cont’d)

As at December 30, 2007, the related restructuring plan provision totaling $7,574 (2006 – $2,935) consists of employee termination benefits. Of this amount, $7,427 (2006 – $1,303) is included in accrued liabilities and $147 (2006 – $1,632) is included in other long-term liabilities. A summary of the Company’s restructuring plan provision is as follows:

	Balance December 30, 2006	2007 Provision	Cash received(paid)	Effect of foreign exchange	Balance December 30, 2007

Employee severance and termination benefits	$ 2,935	$ 6,887	$ (3,078)	$ 830	$ 7,574
Other associated costs	–	122	(122)	–	–
Total	$ 2,935	$ 7,009	$ (3,200)	$ 830	$ 7,574

Home Furnishings Segment

Dowagiac, Michigan

On May 17, 2007, the Company announced a plan for restructuring at Ameriwood Industries.  The Company determined that its current ready-to-assemble (RTA) furniture manufacturing footprint exceeds anticipated market needs. As such, the majority of manufacturing operations at the Dowagiac, Michigan RTA facility were suspended in July of this year. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment.

The total pre-tax cost of the restructuring plan is expected to be approximately $11,513 including $9,604 non-cash charges related to the write-down of long-lived assets and inventory markdowns, $655 of employee severance and termination benefits, $560 of contract termination costs and $694 of other associated costs. The plan is expected to be completed by the third quarter of 2008.

The costs recognized for these restructuring activities consist of the following:

2007

Building and equipment write-downs	$ 5,727
Employee severance and termination benefits	613
Contract termination costs	534
Other associated costs	60
Recorded as Restructuring costs	$ 6,934
Move of inventory, equipment and other expenses (in Cost of sales)	130
Inventory markdowns (in Cost of sales)	3,877
Total	$ 10,941

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 3 RESTRUCTURING ACTIVITIES (Cont’d)

A summary of the Company’s restructuring plan provision included in accrued liabilities is as follows:

	2007 Provision	Cash paid	Balance December 30, 2007

Employee severance and termination benefits	$ 613	$ (363)	$ 250
Contract termination costs	534	(140)	394
Other associated costs	60	(45)	15
Total	$ 1,207	$ (548)	$ 659

Wright City, Missouri

In the third quarter of 2005, the Company announced a plan for the consolidation of its four North American ready-to-assemble (RTA) furniture manufacturing plants with the closure of its Wright City, Missouri facilities. The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The related restructuring actions were completed in the fourth quarter of 2006, with $39 remaining to be paid as at December 30, 2006 which has been paid in 2007. The Company has recorded a cumulative charge of $10,200 under the plan, of which $740 was recorded in 2006 in cost of sales.  Of the total restructuring costs incurred, $8,651 were non-cash charges related to write-downs of assets held for sale and inventory markdowns.

NOTE 4 – BUSINESS ACQUISITION

On February 28, 2007, the Company acquired a 55% interest in an Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company has paid cash consideration of $2,733 (AUD$3,446) in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7,437 (AUD$9,375) through its existing credit facilities.

As part of the acquisition, the Company entered into a put and call agreement with the minority interest holder for the purchase of its 45% stake in IGC. Under the terms of this agreement, if specified earnings objectives are not met at the end of 2008 and at the end of each subsequent year until the option is exercised, Dorel has an option to buy this 45% minority interest (the call option) at a formulaic variable price based mainly on earnings levels in future periods (the “exit price”). Similarly, the holder of the minority interest has an option to sell his 45% stake in IGC to Dorel (the put option) for the same variable exit price if a certain earnings target is reached in 2008 or at the end of any subsequent year until the option is exercised. In addition, following December 31, 2012, the minority interest holder has the right to sell its 45% stake in IGC to Dorel at any time for the same terms. The agreement does not include a specified minimum amount of contingent consideration. Under the liability method of accounting, the put and call agreement is reflected in the financial statements as follows:

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 4 BUSINESS ACQUISITION (Cont’d)

(i)

The put and call agreement is considered to have been fully executed at the time of acquisition, resulting in the purchase by Dorel of a further 45% interest in IGC. As a result, Dorel has consolidated 100% of IGC at the inception of this agreement.

(ii)

When the contingency is resolved in 2008 and in each subsequent year until the put or call option is exercised, the value of the exit price will be determined and recorded as a financial liability and as an additional element of the purchase price and will increase goodwill.

The acquisition has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. The goodwill is not deductible for tax purposes.  The total goodwill amount is included in the Company’s Juvenile segment as reported in Note 25.

The assets acquired and the liabilities assumed consist of the following:

2007
Assets
Cash and cash equivalents	$ 541
Accounts receivable	2,614
Inventories	4,888
Prepaid expenses	139
Short-term future income tax assets	504
Property, plant and equipment	2,213
Trademarks	3,014
Patents	595
Goodwill	945
15,453

Liabilities
Bank indebtedness	196
Accounts payable and accrued liabilities	3,095
Long-term debt	7,908
Long-term future income tax liabilities	1,521
12,720
Total purchase price	$ 2,733

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 30,
	2007	2006

Accounts receivable	$ 320,174	$ 324,941
Other receivables	16,867	18,871
	337,041	343,812
Allowance for anticipated credits	(43,203)	(43,254)
Allowance for doubtful accounts	(6,914)	(5,827)
	$ 286,924	$ 294,731

NOTE 6 – INVENTORIES

Inventories consist of the following:

	December 30,
	2007	2006

Raw materials	$ 62,459	$ 64,926
Work in process	6,427	6,119
Finished goods	253,446	255,495
	$ 322,332	$ 326,540

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	December 30, 2007
	Cost	Accumulated Depreciation	Net

Land	$ 11,561	$ –	$ 11,561
Buildings and improvements	60,551	14,549	46,002
Machinery and equipment	73,837	49,896	23,941
Moulds	122,125	97,793	24,332
Furniture and fixtures	5,895	4,512	1,383
Computer equipment	29,284	19,395	9,889
Leasehold improvements	7,828	4,545	3,283
Assets under construction	18,228	–	18,228
Assets under capital leases	2,779	1,685	1,094
Vehicles	1,684	1,035	649
	$333,772	$193,410	$140,362

	December 30, 2006
	Cost	Accumulated Depreciation	Net

Land	$ 10,892	$ –	$ 10,892
Buildings and improvements	54,810	11,464	43,346
Machinery and equipment	82,917	52,081	30,836
Moulds	104,034	83,597	20,437
Furniture and fixtures	4,932	2,782	2,150
Computer equipment	26,606	13,094	13,512
Leasehold improvements	7,350	5,007	2,343
Assets under construction	15,664	–	15,664
Assets under capital leases	3,525	1,359	2,166
Vehicles	1,483	827	656
	$ 312,213	$ 170,211	$ 142,002

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Assets under construction consists of the following major categories:

	December 30,
	2007	2006
Buildings and improvements	$ 2,520	$ 1,997
Machinery and equipment	1,560	1,442
Moulds	12,612	11,920
Computer equipment	1,536	305
	$ 18,228	$ 15,664

Depreciation of property, plant and equipment amounted to $25,062 (2006 – $22,587).

NOTE 8 – INTANGIBLE ASSETS

	December 30, 2007
	Cost	Accumulated Amortization	Net

Trademarks	$ 219,700	$ –	$ 219,700
Customer relationships	57,310	10,968	46,342
Patents	21,184	11,345	9,839
Software licence	502	–	502
	$ 298,696	$ 22,313	$ 276,383

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 8 – INTANGIBLE ASSETS (Cont’d)

	December 30, 2006
	Cost	Accumulated Amortization	Net

Trademarks	$ 208,127	$ –	$ 208,127
Customer relationships	52,989	7,837	45,152
Patents	17,736	9,049	8,687
	$ 278,852	$ 16,886	$ 261,966

In 2007, the aggregate amount of amortizable intangible assets acquired amounted to $1,830 (2006 – $1,703) of which $8 (2006 – $49) is unpaid at year-end. The aggregate amortization expense of intangible assets amounted to $4,632 (2006 – $4,710).

NOTE 9 – OTHER ASSETS

Other assets consist of the following:

	December 30,
	2007	2006
Deferred development costs (1)	$ 21,375	$ 16,174
Accrued benefit asset (Note 15)	8,970	10,134
Long-term future income tax assets (Note 22)	892	817
Costs relating to revolving credit facility (2)	188	331
Assets held for sale	129	152
Other	316	316
	$ 31,870	$ 27,924

(1)

The Company incurred $23,479 (2006 – $18,797) of research and development costs of which $9,009 (2006 – $8,169) were expensed and $14,470 (2006 – $10,628) were deferred. Amortization of deferred development costs amounted to $10,150 (2006 – $9,672).

(2)

As a result of the application of Section 3855 (Note 2), unamortized financing costs of $179 as at December 30, 2007 (2006 – $331), previously recorded in other assets, have been reclassified in 2007 against long-term debt. The amortization of financing costs related to the revolving credit facility and to the long-term debt included in interest on long-term debt is $65 and $152 respectively (2006 – $512).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 10 – BANK INDEBTEDNESS

The average interest rates on the outstanding borrowings as at December 30, 2007 and 2006 were 6.08% and 3.85% respectively. As at December 30, 2007, the Company had available bank lines of credit amounting to approximately $31,460 (2006 – $24,385) which are renegotiated annually.

NOTE 11 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 30,
	2007	2006

Trade creditors and accruals	$ 239,279	$ 238,891
Salaries payable	27,505	23,797
Product liability (Note 20)	30,571	32,593
Other accrued liabilities	28,583	31,634
	$ 325,938	$ 326,915

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 12 – LONG-TERM DEBT

	December 30,
	2007	2006
Series “A” Senior Guaranteed Notes
Bearing interest at 6.80 % per annum with principal repayments as follows	$ 46,000	$ 47,000
1 instalment of $1,000 in July 2008
1 instalment of $8,500 in July 2009
2 annual instalments of $10,000 ending in July 2011
1 final instalment of $16,500 in July 2012
Bearing interest at 5.09% per annum repaid in February 2008	55,000	55,000
Series “B” Senior Guaranteed Notes
Bearing interest at 5.63% per annum repayable in February 2010	55,000	55,000
Term Notes
Bearing interest at 7.00% per annum repayable in April 2008	4,800	9,600
Bearing interest at 7.13% per annum repayable in June 2008	1,600	3,200
Revolving Bank Loans
Bearing interest at various rates per annum, averaging 6.77% based on LIBOR or U.S. bank rates, total availability of $325,000, (2006 – $425,000) due to mature in July 2010. This agreement also includes an accordion feature allowing the company to have access to an additional amount of $200,000 on a revolving basis. (1)	92,000	212,296
Obligations under capital leases	1,045	593
Other	25	278
Less unamortized financing costs (Note 2)	(179)	–
	255,291	382,967
Current Portion	(62,906)	(7,832)
	$192,385	$375,135

(1)

Subsequent to year-end, with the acquisition of Cannondale Bicycle Corporation (Note 26) an amendment to the revolving bank loans was signed on January 18, 2008.  Under the revolving bank loans, the total availability was increased to $475,000 with an accordion feature allowing the Company to have access to an additional amount of $50,000 on a revolving basis.  This amended revolving bank loans is due to mature in July 2010.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 12 – LONG-TERM DEBT (Cont’d)

The aggregate repayments in subsequent years of existing long-term debt will be:

Fiscal Year Ending	Amount

2008	$ 62,906
2009	8,850
2010	157,062
2011	10,009
2012	16,464
$ 255,291

Under the unsecured notes and revolving credit facility, the Company is subject to certain covenants, including maintaining certain financial ratios. As at December 30, 2007, the Company is in compliance with these covenants.

NOTE 13 – OTHER LONG-TERM LIABILITIES

	December 30,
	2007	2006

Employee compensation	$ 5,420	$ 4,641
Restructuring provision (Note 3)	147	1,632
Balance of sale payable	192	189
Other	1,089	1,257
	$ 6,848	$ 7,719

Employee compensation consists of bonuses based on length of service and profit sharing offered by one of the Company’s subsidiaries.

NOTE 14 – FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses various financial instruments including derivative financial instruments. As outlined in Note 2, the Company uses derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates.  The derivative financial instruments consist of foreign exchange contracts, including futures, forwards and options. The Company does not enter into foreign exchange contracts for speculative or trading purposes. The non-derivative financial instruments include those as outlined below.  By their nature, all such instruments involve risk, including market risk and the credit risk of non performance by counterparties.  These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 14 – FINANCIAL INSTRUMENTS – (Cont’d)

Foreign Exchange Risk Management

The Company enters into various types of foreign exchange contracts to manage its exposure to foreign currency risk. The Company's market risk with respect to foreign exchange contracts is limited to the exchange rate differential. The fair values of foreign exchange contracts are estimated using year-end market rates and reflect the amount the Company would receive or pay if the instruments were closed out at these dates. The term of the currency derivatives ranges from three to twelve months.  The unrealized gains or losses associated with the derivative financial instruments are included in the other receivables or in the other accrued liabilities.

The amounts of outstanding contracts at year-end, presented by currency, are included in the table below:

	December 30,
	2007			2006
Foreign exchange contracts Currencies (sold/bought)	Average rate (1)	Notional amount (2)	Fair value	Average rate (1)	Notional amount (2)	Fair value
Futures $/CDN	–	$ –	$ –	0.8901	$ 25,742	$ (849)
Forwards EUR/$	0.7074	$ 32,450	$ (1,337)	0.7676	$ 24,650	$ (390)
GBP/$	0.4937	$ 2,900	$ 34	0.5243	$ 2,600	$ (73)
GBP/EUR	0.6942	$ 7,146	$ 392	0.6750	$ 3,165	$ (7)
NZD/AUD	0.8423	$ 148	$ (7)	–	$ –	$ –
Options EUR/$	0.7077	$ 41,400	$ (1,672)	0.7602	$ 26,500	$ (333)
GBP/$	0.4893	$ 4,750	$ 31	0.5172	$ 4,250	$ (70)
GBP/EUR	0.6896	$ 9,283	$ 272	0.6725	$ 3,099	$ (4)

(1)

Rates are expressed as the number of units of the currency sold for one unit of currency bought.

(2)

Exchange rates as at December 30, 2007 and 2006 were used to translate amounts in foreign currencies.

During the year, the Company recorded net foreign exchange gains in the amount of $676 (2006 – $472) of which an amount of $1,824 represents the net derivatives exchange losses on the foreign exchange contracts.

Fair Value Disclosure

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying amount of its short-term financial assets and liabilities approximates fair values as at the balance sheet dates because of the short-term nature of those financial instruments.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 14 – FINANCIAL INSTRUMENTS – (Cont’d)

The fair value of long-term debt is $254,054 (2006 – $380,244) compared to a carrying amount of $255,291 (2006 – $382,967) as at December 30, 2007. The fair value of long-term debt is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for loans with similar terms and maturity. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying amount.

As at December 30, 2007 and 2006, the fair value of other long-term liabilities is comparable to their carrying value.

As described in Note 18, the Company has certain outstanding letters of credit and guarantees. Management does not expect any material losses to result from these instruments.

Concentrations of Credit Risk

The Company is exposed to credit losses resulting from defaults by counterparties. The Company enters into financial instruments with a diversity of creditworthy parties. When entering into foreign exchange contracts, the counterparties are large Canadian and international banks. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

Substantially all accounts receivable arise from sales to the retail industry. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a portion of the total accounts receivable is insured against possible losses. In 2007, sales to a major customer represented 33.9% of total revenue. Accounts receivable from this customer comprised 27.7% of the Company’s total accounts receivable balance as at December 30, 2007. In 2006, there were two major customers representing respectively 36.5% and 10.8% of total revenue, for an aggregate of 47.3%. Accounts receivable from these two customers comprised 30.5% and 6.3% respectively of the Company’s total accounts receivables as at December 30, 2006, for an aggregate of 36.8%. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS

Pension Benefits

The Company's subsidiaries maintain defined benefit plans and defined contribution plans for their employees.  Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accumulated benefit method for the plan where future salary levels do not affect the amount of employee future benefits and the projected benefit method for plans where future salaries or cost escalation affect the amount of employee future benefits.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Information regarding the Company’s defined benefit pension plans is as follows:

	December 30,
	2007	2006
Accrued benefit obligations:
Balance, beginning of year	$ 36,128	$ 32,644
Current service cost	1,573	1,549
Interest cost	2,049	1,813
Disposals	(276)	–
Amendments	–	842
Participant contributions	246	178
Benefits paid	(2,332)	(1,688)
Effect of exchange rates	1,345	1,183
Actuarial (gain) / loss	(1,172)	489
Restructuring giving rise to curtailments	(95)	(882)
Balance, end of year	37,466	36,128
Plan assets
Fair value, beginning of year	28,653	25,660
Actual return on plan assets	1,589	2,802
Employer contributions	1,579	1,449
Participant contributions	246	178
Benefits paid	(2,332)	(1,688)
Effect of exchange rates	471	378
Additional charges	(222)	(126)
Fair value, end of year	29,984	28,653
Funded status - plan deficit	(7,482)	(7,475)
Unamortized actuarial loss	8,853	10,284
Unamortized transitional obligation	116	113
Unamortized past service costs	1,291	1,517
Net amount recognized	$ 2,778	$ 4,439

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

	December 30,
	2007	2006
The net amount recognized consists of the following:
Accrued benefit asset:	$ 8,970	$ 10,134
Accrued benefit liability	(6,192)	(5,695)
Net amount recognized	$ 2,778	$ 4,439

The accrued benefit asset relating to pension benefits is included in other assets and the accrued benefit liability is included in pension & post-retirement benefit obligations on the Company’s Consolidated Balance Sheet.

The accrued benefit obligation at the end of the period and the fair value of plan assets at the end of the period for the aggregate of plans with accrued benefit obligations in excess of plan assets are the following:

	December 30,
	2007	2006

Accrued benefit obligation, end of year	$ 12,595	$ 11,806
Fair value of plan assets, end of year	$ 4,470	$ 4,043

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Net pension costs for the defined benefit plans comprise the following:

	December 30,
	2007	2006

Current service cost	$ 1,573	$ 1,549
Interest cost	2,049	1,813
Actual return on plan assets	(1,589)	(2,802)
Actuarial (gain) / loss	(1,172)	489
Disposals	(276)	–
Amendments	–	842
Effect of curtailments (Note 3)	264	(486)
Cost before adjustments to recognize the long-term nature of the plans	849	1,405
Difference between actual and expected return on plan assets	(486)	855
Difference between actuarial loss on accrued benefit obligation and the amount recognized	2,003	568
Difference between amortization of past service costs and actual amendments for the year	230	(601)
Amortization of transition obligation	9	9
Pension expense	$ 2,605	$ 2,236

Under the Company’s defined contribution plans, total expense was $1,623 (2006 – $1,506). Total cash payments for employee future benefits for 2007, consisting of cash contributed by the Company to its funded plans, cash contributed to its defined contribution plans and benefits paid directly to beneficiaries for unfunded plans, was $3,946 (2006 – $3,532).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Post-Retirement Benefits

One of the Company’s subsidiaries maintains a defined benefit post-retirement benefit plan for substantially all its employees.

Information regarding this Company’s post-retirement benefit plan is as follows:

	December 30,
	2007	2006
Accrued benefit obligations:
Balance, beginning of year	$ 13,839	$ 14,998
Current service cost	204	356
Interest cost	737	772
Benefits paid	(743)	(573)
Actuarial (gain) / loss	(924)	(1,714)
Balance, end of year	$ 13,113	$ 13,839
Plan assets:
Employer contributions	743	573
Benefits paid	(743)	(573)
Fair value, end of year	$ –	$ –
Funded status-plan deficit	$ (13,113)	$ (13,839)
Unamortized actuarial (gain)/loss	(2,063)	(1,288)
Unamortized past service costs	426	452
Accrued benefit liability	$ (14,750)	$ (14,675)

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Net costs for the post-retirement benefit plan comprise the following:

	December 30,
	2007	2006

Current service cost	$ 204	$ 356
Interest cost	737	772
Actuarial (gain)/loss	(924)	(1,714)
Cost (benefit) before adjustments to recognize the long-term nature of the plans	17	(586)
Difference between actuarial (gain)/loss on accrued benefit obligation and the amount recognized	775	1,714
Difference between amortization of past service costs and actual amendments for the year	26	26
Net benefit plan expense	$ 818	$ 1,154

Assumptions

Weighted-average assumptions used to determine benefit obligations as at December 30:

	Pension Benefits		Post Retirement Benefits
	2007	2006	2007	2006

Discount rate	6.03%	5.40%	6.50%	5.55%
Rate of compensation increase	2.30%	2.30%	n/a	n/a

Weighted-average assumptions used to determine net periodic cost for the years ended December 30:

	Pension Benefits		Post Retirement Benefits
	2007	2006	2007	2006

Discount rate	5.40%	5.29%	5.55%	5.75%
Expected long-term return on plan assets	7.81%	7.97%	n/a	n/a
Rate of compensation increase	2.30%	2.28%	n/a	n/a

The measurement date used for plan assets and pension benefits and the measurement date used for post-retirement benefits was December 30 for both 2007 and 2006. The most recent actuarial valuations for the pension plans and post-retirement benefit plans are dated January 1, 2007. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2007, and the next required valuation will be as of January 1, 2008.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 15 – PENSION & POST RETIREMENT BENEFIT PLANS – (Cont’d)

Plan assets are held in trust and their weighted average allocations were as follows as at the measurement date:

	2007	2006

Equity securities	51%	60%
Debt securities	34%	26%
Other	15%	14%
	100%	100%

The assumed health care cost trend used for measurement of the accumulated postretirement benefit obligation is 10% in 2008, decreasing gradually to 5% in 2013 and remaining at that level thereafter. Assumed health care cost trends have a significant effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease

Effect on total of service and interest cost	$ 196	$ (156)
Effect on post-retirement benefit obligation	$ 2,055	$ (1,676)

Other

Certain of the Company’s subsidiaries have elected to act as self-insurer for certain costs related to all active employee health and accident programs.  The expense for the year ended December 30, 2007 was $10,995 (2006 – $11,871) under this self-insured benefit program.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 16 – CAPITAL STOCK

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	December 30,
	2007		2006
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of year	4,440,544	$ 1,921	4,473,244	$ 1,939
Converted from Class “A” to Class “B” (1)	(12,800)	(8)	(32,700)	(18)
Balance, end of year	4,427,744	$ 1,913	4,440,544	$ 1,921

Class “B” Subordinate Voting Shares
Balance, beginning of year	28,420,898	$ 160,634	28,385,698	$ 160,564
Converted from Class “A” to Class “B” (1)	12,800	8	32,700	18
Issued under stock option plan (2)	535,750	14,716	2,500	52
Balance, end of year	28,969,448	$ 175,358	28,420,898	$ 160,634

TOTAL CAPITAL STOCK		$ 177,271		$ 162,555

(1)

During the year, the Company converted 12,800 (2006 –32,700) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.61 per share (2006 – $0.56 per share).

(2)

During the year, the Company realized tax benefits amounting to $18 (2006 – $10) as a result of stock option transactions.  The benefit has been credited to capital stock and is not reflected in the current income tax provision.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 17 – STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock option plans

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the Board of Directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted.  Of the 6,000,000 Class “B” Subordinate Voting Shares initially reserved for issuance, 1,598,250 were available for issuance under the share option plans as at December 30, 2007.  Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2012.

The Company’s stock option plan is as follows:

	December 30,
	2007		2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,364,000	$ 30.73	1,456,500	$ 30.88
Granted	1,517,000	31.12	–	–
Exercised	(535,750)	27.43	(2,500)	16.95
Cancelled	(36,500)	30.27	(90,000)	33.35
Options outstanding, end of period	2,308,750	$ 31.92	1,364,000	$ 30.73

Total exercisable, end of period	619,625	$ 33.50	942,000	$ 29.68

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 17 – STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS – (Cont’d)

A summary of options outstanding at December 30, 2007 is as follows:

Total Outstanding			Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price

$29.27 - $32.62	1,618,500	$ 30.92	4.14	149,250	$ 30.68
$33.45 - $38.84	690,250	34.28	1.50	470,375	34.40
	2,308,750	$ 31.92	3.35	619,625	$ 33.50

Total compensation cost recognized in income for employee stock options for the year amounts to $5,163 (2006 – $2,237), and was credited to contributed surplus.

The compensation cost recognized in income were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option pricing model.  The following weighted average assumptions were used to estimate the fair values of options granted during the year:

	2007	2006

Risk-free interest rate	4.00%	n/a
Dividend yield	1.71%	n/a
Expected volatility	25.63%	n/a
Expected life	4.49	n/a

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 17 – STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS – (Cont’d)

Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan (the “DSU Plan”) under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). A plan participant may also receive dividend equivalents paid in the form of DSU’s.The number of DSU’s received by a director is determined by dividing the amount of the remuneration to be paid in the form of DSU’s on that date or dividends to be paid on payment date (the “Award Dates”) by the fair market value of the Company’s Class “B” Subordinate Voting Shares on the Award Date. Upon termination of a director’s service, a director may receive, at the discretion of Board of Directors, either:

(a)

cash equal to the number of DSU’s credited to the director’s account multiplied by the fair market value of the Class “B” Subordinate Voting Shares on the date a notice of redemption is filed by the director; or

(b)

the number of Class “B” Subordinate Voting Shares equal to the number of DSU’s in the director’s account.

(c)

a combination of cash and Class “B” Subordinate Voting Shares

Of the 75,000 DSU’s authorized for issuance under the plan, 46,485 were available for issuance under the DSU plan as at December 30, 2007. During the year, 12,553 additional DSU’s were issued (2006 – 7,242) and $392 (2006 - $185) was expensed and credited to contributed surplus. An additional 240 DSU’s were issued for dividend equivalents and $7 (2006 – nil) was charged to retained earnings and credited to contributed surplus. At December 30, 2007, 28,515 (2006 – 15,722) DSU’s are outstanding with related contributed surplus amounting to $828     (2006 – $429).

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 18 – COMMITMENTS AND GUARANTEES

a)The Company has entered into long-term operating lease agreements for buildings and equipment that expire at various dates through the year 2016. Rent expense was $26,579 and $24,961 in 2007 and 2006, respectively.  Future minimum lease payments exclusive of additional charges, are as follows:

Fiscal Year Ending	Amount

2008	$ 24,326
2009	17,439
2010	13,933
2011	11,014
2012	8,974
Thereafter	11,860
$ 87,546

b)

The Company has entered into various licensing agreements for the exclusive use of certain brand names on its products. Under these agreements, the Company is required to pay royalties as a percentage of sales with minimum royalties of $1,822 due in fiscal 2008 and $808 due in fiscal 2009 and 2010 combined.

c)

In 2006, the Company entered into contracts to purchase raw materials. Under these agreements, the Company must make specified minimum payments if raw material quantities it purchases fall below the minimum levels specified in the contract.  As at December 30, 2007, the Company is subject to minimum purchase commitments of approximately $17,236 due in 2008 and $5,666 due in 2009.

d)

As at December 30, 2007, the Company has capital expenditure commitments of approximately $6,121 and commercial letters of credit outstanding totalling $321.

e)

In the normal course of business, the Company enters into agreements that may contain features which meet the definition of a guarantee:

▪

The Company granted irrevocable standby letters of credit issued by highly rated financial institutions to various third parties to indemnify them in the event the Company does not perform its contractual obligations, such as payment of product liability claims, lease and licensing agreements, duties and workers compensation claims.  As at December 30, 2007, standby letters of credit outstanding totalled $15,488. As many of these guarantees will not be drawn upon, these amounts are not indicative of future cash requirements. No material loss is anticipated by reason of such agreements and guarantees and no amounts have been accrued in the Company’s consolidated financial statements with respect to these guarantees.  The Company has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified events or conditions occur approximate the cost of obtaining the letters of credit.

▪

The Company has provided a financing provider the right, upon customer default on payment to this financing provider, to sell back certain new products to the Company at predetermined prices. The maximum exposure with respect to this guarantee as at December 30, 2007 is $1,196. Should the Company be required to act under such agreement, it is expected that no material loss would result after consideration of possible resell recoveries. Historically, the Company has not made any payments under such vendor financing agreement and the estimated exposure have been accrued in the Company’s consolidated financial statements with respect to this guarantee.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 19 – CONTINGENCIES

The breadth of the Company’s operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the ultimate taxes the Company will pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the Company’s tax assets and tax liabilities.

The Company is currently a party to various claims and legal proceedings.  If management believes that a loss arising from these matters is probable and can reasonably be estimated, that amount of the loss is recorded, or the minimum estimated liability when the loss is estimated using a range and no point within the range is more probable than another. When a loss arising from such matters is probable, legal proceedings against third parties or counterclaims are recorded only if management, after consultation with outside legal counsels, believes such recoveries are likely to be realized.  As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.  Based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The fourth quarter of 2006 includes a charge of $4,472 for anti-dumping duties imposed upon the Company by the United States Department of Commerce (“DOC”). These duties pertain to certain metal furniture imported from China into the United States that was subject to anti-dumping duties during the period between December 3, 2001 through May 31, 2003.  In relation to this charge the Company has a pending claim against a major international law firm.  That claim relates to a breach of professional duty by the law firm for its failure to timely file a request for an administrative review by the DOC of the duties imposed.

NOTE 20 – PRODUCT LIABILITY

The Company is insured for product liability by the use of both traditional insurance and self-funded insurance programs, which mitigate its product liability exposure.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions.  The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2007.  Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

As at December 30, 2007, the Company’s recorded liability amounts to $30,571 (2006 – $32,593), which represents the Company’s total estimated exposure related to current and future product liability incidents.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 21 – INSURANCE RECOVERY

In the second quarter of 2007, the Company has recorded a recovery of $2,200 in connection with the final settlement of a business interruption insurance claim made following a major fire at one of the Company’s primary suppliers of particle board in April 2006. The claim was made as a result of incurring increased costs of production, principally paying higher board prices. This insurance recovery was recorded as a reduction of these additional costs, in cost of sales. In 2006, the Company had recorded a recovery of $5,000 in connection with this claim.

NOTE 22 – INCOME TAXES

Variations of income tax expense from the basic Canadian federal and provincial combined tax rates applicable to income from operations before income taxes are as follows:

	December 30,
	2007		2006
PROVISION FOR INCOME TAXES	$ 35,187	33.0%	$ 33,090	33.0%
ADD (DEDUCT) EFFECT OF:
Difference in effective tax rates of foreign subsidiaries	(20,247)	(19.0)	(22,289)	(22.2)
Recovery of income taxes arising from the use of unrecorded tax benefits	(3,362)	(3.2)	(3,940)	(3.8)
Change in valuation allowance	3,806	3.6	2,432	2.4
Non-deductible stock options	1,160	1.1	606	0.6
Other non-deductible items	1,067	1.0	632	0.6
Change in future income taxes resulting from changes in tax rates	(580)	(0.5)	647	0.6
Effect of foreign exchange	518	0.5	121	0.1
Other - Net	1,587	1.4	110	0.1
	$ 19,136	17.9%	$ 11,409	11.4%

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 22 – INCOME TAXES – (Cont’d)

The tax effects of significant items comprising the Company’s net future income tax liabilities are as follows:

	December 30,
	2007	2006
Capital and operating loss carryforwards	$ 13,299	$ 8,379
Employee pensions and post-retirement	3,473	2,725
Other long-term liabilities	2,614	1,081
Accounts receivable	3,969	3,613
Inventories	9,698	6,887
Accrued expenses	17,799	17,570
Stock options	943	399
Derivatives	454	480
Property, plant and equipment	(19,110)	(21,482)
Intangible assets	(47,213)	(44,595)
Goodwill	(13,578)	(10,135)
Deferred development costs	(6,496)	(4,212)
Prepaid expenses	(63)	(126)
Valuation allowance	(7,325)	(3,473)
Foreign exchange and other	(2,115)	(2,081)

	$ (43,651)	$ (44,970)

The short-term and long-term future income tax assets and liabilities are as follows:

	December 30,
	2007	2006
Short-term future income tax assets	$ 35,228	$ 29,046
Long-term future income tax assets (Note 9)	892	817
Short-term future income tax liabilities	(136)	–
Long-term future income tax liabilities	(79,635)	(74,833)

	$ (43,651)	$ (44,970)

As at December 30, 2007, the Company has $350 of capital losses with no expiry and $76,744 of operating loss carryforwards, of which $37,311 will expire between 2008 and 2016 and $22,545 will expire between 2022 and 2027. The remaining $16,888 has no expiration date. The Company also has unclaimed expenses available indefinitely to reduce federal income tax amounting to $2,392. The Company recognized a future income tax asset for all of these unused tax losses and other available income tax reductions but used a valuation allowance to reduce the related future income tax asset to the amount that is more likely than not to be realized.  As limitations on the utilization of these tax assets may apply, the Company has provided a valuation allowance in the amount of $7,325 as at December 30, 2007 for the full value of the capital losses and unclaimed expenses and for a portion of the operating loss carryforwards.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 22 – INCOME TAXES – (Cont’d)

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Any such liability cannot reasonably be determined at the present time.

NOTE 23 – EARNINGS PER SHARE

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	December 30,
	2007	2006

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	33,285,990	32,860,375
Dilutive effect of stock options and deferred share units	7,258	385
Weighted average number of diluted shares	33,293,248	32,860,760
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	2,317,718	1,370,454

NOTE 24 – STATEMENT OF CASH FLOWS

Net changes in non-cash balances related to operations are as follows:

	December 30,
	2007	2006

Accounts receivable	$ 19,811	$ 188
Inventories	13,137	(39,752)
Prepaid expenses	(126)	1,053
Accounts payable, accruals and other liabilities	(23,707)	10,810
Income taxes	15,367	(1,701)
Total	$ 24,482	$ (29,402)

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 24 – STATEMENT OF CASH FLOWS– (Cont’d)

Details of acquisition of subsidiary companies:

	December 30,
	2007	2006

Acquisition of subsidiary companies (Note 4)	$ (2,733)	$ –
Cash acquired (Note 4)	541	–
	(2,192)	–
Balance of sale paid	(594)	(4,946)
	$ (2,786)	$ (4,946)

The components of cash and cash equivalents are:

	December 30,
	2007	2006

Cash	$ 18,449	$ 22,725
Short-term investments	4,064	3,200
Cash and cash equivalents	$ 22,513	$ 25,925

Supplementary disclosure:

December 30,
	2007	2006

Interest paid	$ (22,989)	$ (30,689)
Income taxes paid	$ (19,430)	$ (20,217)
Income taxes received	$ 8,455	$ 12,832

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 24 – STATEMENT OF CASH FLOWS– (Cont’d)

Acquiring a long-lived asset by incurring a liability does not result in a cash outflow for the Company until the liability is paid. As such, the consolidated statement of cash flows excludes the following non-cash transactions:

	December 30,
	2007	2006

Acquisition of property, plant and equipment financed by accounts payable and accrued liabilities	$ 1,903	$ 1,088
Acquisition of intangible assets financed by accounts payable and accrued liabilities	$ 8	$ 49

NOTE 25 – SEGMENTED INFORMATION

The Company’s significant business segments include:

▪

Juvenile Products Segment:  Engaged in the design, sourcing, manufacturing and distribution of children’s furniture and accessories which include infant car seats, strollers, high chairs, toddler beds, cribs and infant health and safety aids.

▪

Recreational / Leisure Segment:  Engaged in the design, sourcing and distribution of recreational and leisure products and accessories which include bicycles, jogging strollers, scooters and other recreational products.

▪

Home Furnishings Segment:  Engaged in the design, sourcing, manufacturing and distribution of ready-to-assemble furniture and home furnishings which include metal folding furniture, futons, step stools, ladders and other imported furniture items.

The accounting policies used to prepare the information by business segment are the same as those used to prepare the consolidated financial statements of the Company as described in Note 2.

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION (Cont’d)

The Company evaluates financial performance based on measures of income from segmented operations before interest and income taxes.  The allocation of revenues to each geographic areas are based on where the selling company is located.  Inter-segment sales were immaterial for the years ended December 30, 2007 and 2006.

Geographic Segments – Origin

	December 30,
	Total Revenue		Property, plant and equipment and Goodwill
	2007	2006	2007	2006

Canada	$ 203,546	$ 189,152	$ 41,452	$ 41,151
United States	1,025,958	1,061,049	349,038	355,500
Europe	462,846	385,526	270,960	246,076
Other foreign countries	121,322	135,441	4,147	631
Total	$ 1,813,672	$ 1,771,168	$ 655,597	$ 643,358

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION (Cont’d)

Industry Segments

	December 30,
	Total		Juvenile		Recreational / Leisure		Home Furnishings
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$ 1,813,672	$ 1,771,168	$ 963,572	$ 888,534	$ 374,783	$ 340,696	$ 475,317	$ 541,938
Cost of sales	1,375,418	1,363,421	668,248	625,032	301,835	276,718	405,335	461,671
Selling, general and administrative expenses	218,661	209,886	143,043	132,651	38,260	36,907	37,358	40,328
Depreciation & amortization	39,755	36,876	32,171	29,849	1,736	1,079	5,848	5,948
Research and development costs	9,009	8,169	6,364	5,331	–	–	2,645	2,838
Restructuring costs (Note 3)	14,509	3,671	7,575	3,671	–	–	6,934	–
Earnings from Operations	156,320	149,145	$ 106,171	$ 92,000	$ 32,952	$ 25,992	$ 17,197	$ 31,153
Interest	23,466	29,899
Corporate expenses	26,226	18,972
Income taxes	19,136	11,409
Net income	$ 87,492	$ 88,865
Total Assets	$1,628,346	$ 1,594,160	$ 1,005,663	$ 907,693	$ 392,833	$ 389,058	$ 229,850	$ 297,409
Additions to property, plant and equipment – net	$ 22,184	$ 14,236	$ 16,680	$ 11,799	$ 3,476	$ 753	$ 2,028	$ 1,684

Total Assets

	December 30,
	2007	2006

Total assets for reportable segments	$ 1,628,346	$ 1,594,160
Corporate assets	29,558	33,246
Total Assets	$ 1,657,904	$ 1,627,406

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION (Cont’d)

Goodwill

The continuity of goodwill by industry segment is as follows:

	December 30,
	Total		Juvenile		Recreational / Leisure		Home Furnishings
	2007	2006	2007	2006	2007	2006	2007	2006
Balance, beginning of year	$ 501,356	$ 481,518	$ 326,969	$ 307,259	$ 143,215	$ 143,087	$ 31,172	$ 31,172
Additions (Note 4)	945	–	945	–	–	–	–	–
Additional consideration	–	128	–	–	–	128	–	–
Foreign exchange	22,934	19,710	22,934	19,710	–	–	–	–
Balance, end of year	$ 525,235	$ 501,356	$ 350,848	$ 326,969	$ 143,215	$ 143,215	$ 31,172	$ 31,172

DOREL INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 30, 2007 and 2006

(All figures in thousands of U.S. dollars, except per share amounts)

NOTE 25 – SEGMENTED INFORMATION (Cont’d)

Concentration of Credit Risk

Sales to the Company’s major customers as described in Note 14 were concentrated as follows:

	Canada		United States		Foreign
	2007	2006	2007	2006	2007	2006

Juvenile	1.9%	2.2%	8.5%	12.6%	–%	–%
Recreational/Leisure	–%	–%	8.1%	9.3%	–%	–%
Home furnishings	1.8%	4.8%	9.5%	11.5%	4.1%	6.9%

NOTE 26 – SUBSEQUENT EVENT

On February 4, 2008, the Company signed a purchase agreement to acquire all the outstanding shares of Cannondale Bicycle Corporation, a leading designer, developer and manufacturer of high-end bicycles. With significant operations in the United States and Holland, as well as locations in Switzerland, Japan and Australia, Cannondale is widely regarded as the bike industry’s leading innovator.  The purchase also includes Sugoi Performance Apparel, located in Canada.  The total value of the all-cash transaction will be $190,000 to $200,000 subject to Cannondale’s earnings results for the year ending June 30, 2008.  The Company is presently in the process of allocating the cost of this purchase to the net assets acquired.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 12, 2008